Filed by Barrick Gold Corporation
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.
Subject company: Placer Dome Inc.
Commission File Number: 333-129643
Date: November 22, 2005

Barrick Offer to Purchase Placer Dome
Exchanges: Barrick: (NYSE, TSX: ABX); Placer: (NYSE, TSX, ASX: PDG)
Expiry: 8:00 p.m. (Toronto time) on December 20, 2005
Out-bound Script to Beneficial Shareholders
Hello, my name is <insert your name>, and I’m calling to speak with <insert shareholder name> concerning his/her investment in Placer Dome Inc. <wait for response> Can we discuss the offer briefly?
IF YES
IF NO

Thank you.
I am calling on behalf of the management of Barrick Gold Corporation who has made an offer to purchase your shares. The terms of the purchase are discussed in the Offer to Purchase that has been mailed to you. Have you received a copy of the Offer to Purchase? These documents can be found online at www.barrick.com/offertoplacer, www.sedar.com or www.sec.gov. Have you had an opportunity to review the materials, and do you have any questions about the Offer?
Here are a few reasons why you should accept the Offer:
1.	The Offer price of US$20.50 represents a premium of approximately 27% over the average closing price of Placer Domes’ shares on the NYSE for the last ten trading days prior to the announcement of the Offer.

2.	Placer Dome shareholders will receive either US$20.50 (the cash alternative) or 0.7518 of a Barrick common share and US$0.05 in cash (the share alternative) for each common share of Placer Dome, in each case subject to pro ration.

3.	Additional Reasons to Accept the Offer:
•	Creation of a Highly-Respected Global Gold Mining Company: The combined company would have 149.8 million ounces of proven and probable gold reserves and 63.3 million ounces of measured and indicated resources, based on the 2004 year-end figures of Barrick and Placer Dome and reserves updates by Placer Dome in 2005. In addition, Barrick would also have proven and probable copper reserves of 6.542 billion pounds as at December 31, 2004. Barrick would have estimated production for 2005 of between 8.3 and 8.4 million ounces of gold and approximately 370 million pounds of copper from a portfolio of quality operations in key gold-producing districts.

•	Substantial Anticipated Cost and Related Synergies: Barrick has identified the possibility to realize estimated annual pre-tax operating and corporate synergies of approximately US$200 million. Barrick expects to realize these synergies in 2007.

•	Unrivaled Pipeline of Projects: Barrick would have an unrivaled pipeline of projects on four continents as well as extensive land positions for exploration in 16 countries, with a balanced geopolitical risk profile.

•	Scope, Scale and Financial Strength: Based on the unaudited financials statements of both companies as at September 30, 2005 and assuming the exercise of all in-the-money stock options of Placer Dome, Barrick would have a cash position of about US$2.4 billion (including restricted cash) as at September 30, 2005 and the ability to finance the development of a combined project pipeline without any need to issue equity to fund that development.

•	Value Creation for All Shareholders: The Offer represents significant value to Placer Dome’s shareholders by providing them with the opportunity to participate in a highly-respected global company in the gold mining industry with demonstrated expertise in finding, developing and operating large-scale mines worldwide.

May I please give you our
toll-free number and
website address if you
have any questions?
[Kingsdale] Call
1-866-877-2571

[MacKenzie] Call
1-800-322-2885

or visit us online
at:
www.barrick.com/
offertoplacer
Thank you for your time.

Please remember that you must tender your shares by no later than December 20, 2005, but your broker may require your instruction well in advance of this date. Contact your broker directly with your instructions and assistance in tendering your shares to the Offer. If you are a shareholder in the U.S., you may also accept the offer by following the procedures for book-entry transfer and having your shares tendered by your nominee through The Depository Trust Company.
If you have any questions we can be reached at [Kingsdale: 1-866-877-2571] [MacKenzie: 1-800-322-2885]. Thank you very much for your time. Have a nice day/night!
Answering Machines Message:
“Hello, this message is for <insert shareholder name>. This is <insert your name>, and I’m calling concerning your investment in Placer Dome Inc. I am calling on behalf of Barrick Gold Corporation who would like you to tender your shares to the offer that was mailed to you recently. If you have any questions or require further assistance in depositing your shares, we can be reached at [Kingsdale: 1-866-877-2571] [MacKenzie: 1-800-322-2885]. Thank you very much for your time. Have a nice day/night!”
J  Remember: Speak slowly, especially when providing a phone number.  J
Rep — please provide written comments of the following:
1) Tendering, 2) Undecided (provide written comments), 3) Not Tendering (provide written comments)